Exhibit 99.3

MINISO to Acquire Stake in Yonghui Superstores, a Leading Chinese Retailer

GUANGZHOU, China, September 23, 2024 /PRNewswire/ -- MINISO Group Holding Limited (NYSE: MNSO; HKEX: 9896) (“MINISO”, “MINISO Group” or the “Company”), a global value retailer offering a variety of trendy lifestyle products featuring IP design, today announced that it has entered into share purchase agreements with certain shareholders of Yonghui Superstores Co., Ltd (“Yonghui”), to acquire an aggregate of 29.4% of the issued and outstanding shares of Yonghui for a total cash consideration of approximately RMB6.3 billion. Upon the consummation of the transaction, the Company expects to become the largest single shareholder of Yonghui.

Yonghui is a leading retail chain operator in China, listed on the Shanghai Stock Exchange (stock code: 601933) since 2010. It operates approximately 850 supermarkets, offering fresh produce and daily necessities to consumers across China. Yonghui is one of the first distribution enterprises in the PRC to introduce fresh produce into modern supermarkets. In terms of sales scale, it has consistently ranked second among the top 100 supermarkets in the PRC in recent years. In 2023, Yonghui generated approximately RMB78.6 billion in revenue.

The share purchase agreements were entered into between Guangdong Juncai International Trading Co., Ltd., a wholly owned PRC subsidiary of the Company (“Guangdong Juncai”), and the respective sellers. The Dairy Farm Company, Limited, the seller under one of the share purchase agreements, is an indirectly wholly-owned subsidiary of DFI Retail Group Holdings Limited, which is a member of the Jardine Matheson Group. Beijing Jingdong Century Trade Co., Ltd. and Suqian Hanbang Investment Management Co., Ltd., the sellers under the other share purchase agreement, are both indirectly wholly-owned subsidiaries of JD.com, Inc. (NASDAQ Trading Symbol: JD; HKEX Stock Codes: 9618 (HKD counter) and 89618 (RMB counter)).

Pursuant to the share purchase agreements, at the closing of the transaction, Guangdong Juncai will pay to each seller a cash consideration based on a per share price of RMB2.35, which represents a premium of 3.1% to the closing price of Yonghui’s shares on the Shanghai Stock Exchange on September 20, 2024. The Company expects to fund the transaction with a combination of internal financial resources and external financing.

Concurrently with the execution of the share purchase agreements, the Company entered into parent guarantees to guarantee the due performance of Guangdong Juncai of its obligations under the share purchase agreements. Additionally, Mr. Guofu Ye, Chairman, CEO and the controlling shareholder of the Company, has given an irrevocable undertaking to each of the sellers under the share purchase agreements to vote in favor of any resolution approving the transaction at the Company’s shareholder meetings.

Mr. Ye commented, “I firmly believe that this transaction presents great growth potential for our company and will bring long-term value to our shareholders. With our support and leveraging our expertise in design-led products, Yonghui will be poised to develop higher-quality self-branded products to cater to evolving consumer needs. Furthermore, I believe that our collaboration with Yonghui in retail channel upgrade and supply chain will enable us to share resources to further enhance economies of scale, optimize the cost structure and create value for consumers. This transaction will also expand our access to the essential goods sector, allowing us to diversify our business and mitigate cyclical risks.”

“Meanwhile, we remain confident in and committed to the growth of our existing business, and will continue to strategically invest in its development and expansion. We are determined to achieve MINISO’s five-year development strategy of growing our core business at a compound annual growth rate of no less than 20% over the next five years, excluding the potential impact of this transaction.” Mr. Ye concluded.

The transaction is subject to customary closing conditions, including obtaining antitrust clearance from the State Administration for Market Regulation of China, securing or completing other necessary regulatory approvals or procedures, as well as receiving the approval of the Company’s shareholders. The Company currently expects the transaction to close in the first half of 2025. Under the share purchase agreements, Guangdong Juncai undertakes to comply with the sell-down restrictions under the applicable laws with respect to the acquired Yonghui shares following the completion of the transaction.

Conference Call

To further respond to any inquiries in relation to the transaction and enhance communication with shareholders regarding this matter, the Company’s management will hold a conference call at 9:00 A.M. Eastern Time on Monday, September 23, 2024 (9:00 P.M. Beijing Time on the same day). Simultaneous interpretation in English will be provided during the conference call. The conference call can be accessed by the following Zoom link or dialing the following numbers:

Access 1

Join Zoom meeting.

Zoom link: https://zoom.us/j/97701897671?pwd=QonqKR3bonhLkDOCVkXgRk01NXUvPX.1

Meeting Number: 977 0189 7671

Meeting Passcode: 9896

Access 2

Listeners may access the conference call by dialing the following numbers with the same meeting number and passcode as access 1.

United States:	+1 689 278 1000 (or +1 719 359 4580)
Hong Kong, China:	+852 5803 3730 (or +852 5803 3731)
France:	+33 1 7037 9729 (or +33 1 7037 2246)
Singapore:	+65 3158 7288 (or +65 3165 1065)
Canada:	+1 438 809 7799 (or +1 204 272 7920)

As the completion of the transaction is subject to the satisfaction or waiver (where applicable) of certain conditions precedent, the transaction may or may not proceed. Shareholders and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company.

About MINISO Group

MINISO Group is a global value retailer offering a variety of trendy lifestyle products featuring IP design. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO’s wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand “MINISO” as a globally recognized consuming brand and established a massive store network worldwide. For more information, please visit https://ir.miniso.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “is/are likely to”, “potential”, “continue” or other similar expressions. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations of MINISO and Yonghui; the expected growth of the retail market and the markets of branded variety retail of lifestyle products and fresh produce and necessity goods in China and globally; expectations regarding demand for and market acceptance of MINISO’s and Yonghui’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; and relevant government policies and regulations relating to MINISO’s and Yonghui’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC and the HKEX. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Raine Hu
MINISO Group Holding Limited
Email: ir@miniso.com
Phone: +86 (20) 36228788 Ext.8039

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